Room 4561
January 6, 2006

Mr. Shum Mukherjee
Chief Financial Officer
OpenTV Corp.
275 Sacramento Street
San Francisco, CA 94111

      Re:	OpenTV Corp.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		Form 10-Q for the period Ended June 30, 2005
		Filed August 9, 2005
		File No. 000-15473


Dear Mr. Mukherjee,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed March 16, 2005

Item 7, Management`s Discussion and Analysis, page II-6

Years Ended December 31, 2004, 2003 and 2002, page II-10

1. We note that the revenue line items royalties and services, support and other differed materially for 2004 as compared to 2003.
Your discussion of these changes provides certain information regarding these changes. However, your discussion does not appear to provide business conditions or other reasons underlying the changes, or explain the extent to which these changes represent trends which you expect to continue in future periods.

For example, your discussion of changes in royalties revenue quantifies the impact by region and indicates that the increase was due to increased shipments to various customers. However, your discussion does not provide any information or insight regarding your understanding of the reasons why shipments increased. What do you understand to be the reasons for the increased shipments? Have there been any changes in customer acceptance, market conditions, product mix, pricing terms or any other factors that contributed to the increase? Do any of these factors result from or reflect trends which you expect to continue?

Separately, your disclosure indicates that service and support revenue decreased because of "decreased consulting work for customers." However, your disclosure does not explain why you believe your customers are not renewing their service contracts. Your disclosure also does not explain the extent to which this decrease in service and support revenue represents a trend that will impact future periods.

In view of these observations, explain how you have considered
Item
303(a)(3)(ii) of Regulation S-K, the instructions to Item 303(a) of
Regulation S-K. For additional guidance, see Sections III.B.3 and III.B.4 of SEC Release 33-8350.

2. Discussion in your MD&A indicates that, due to volume discounts, the average royalty payment for each copy of software licensed to certain customers may decline in future periods. The discussion also suggests that these discounts may have impacted your results in 2004.
In view of this, explain how you have considered disclosing the extent to which changes in revenues are attributable to changes in prices or volumes. See Item 303(a)(3)(iii) of Regulation S-K.

Item 9A, Controls & Procedures, page II-31

Certain Controls Associated with the Financial Reporting and Close Process were not Effective, page II -32

3. We note that you identify several "errors" that "required modification" or were "subsequently corrected." Tell us the nature and amount of each of the errors identified. Additionally, tell us whether any of these errors had a material effect on quarterly or annual periods prior to the period ended December 31, 2004. Support any conclusions that prior effects were not material.

Consolidated Statements of Operations, page F-4

4. We note that you separately report revenue from various sources, including royalties, sales of services and sales of products. However, you report cost of revenues as a single line item. Explain to us why you believe this presentation of cost of revenues complies with the guidance Rule 5-03(b)(2) of Regulation S-X.

Notes to the Consolidated Financial Statements, page F-7

Note 3. Acquisitions, page F-14

BettingCorp Acquisition, page F-16

5. Support your accounting for the $6.9 million guarantee you issued
to BettingCorp and the related $4.1 million you received upon
BettingCorp`s disposition in 2004 of these instruments.  Tell us what
consideration you gave to EITF 97-15 and   99-12.

Note 9. Restructuring Costs, page F-21

6. The tabular information you have provided regarding restructuring activities appears to include information related to a number of separate restructuring plans. Explain how this presentation considers the guidance provided in the interpretive response to the question under SAB Topic P.4.

Contingencies, page F-30

Other Matters, page F-33

7. We note your disclosure in the last sentence of this section which indicates that with regard to certain of your contingencies "there exists the possibility of a material adverse impact on [your] results of operations...". Tell us what consideration you gave to the disclosure requirement of paragraph 10 of SFAS 5 where there is at least a "reasonable possibility" that a loss may have been incurred.
You should use assessments of the likelihood of loss that are consistent with the terms used in paragraph 3 of SFAS 5. Please note that, if it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred, and the amount of that loss would be material, you must disclose the estimated loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. See SAB Topic 5:Y, question 2.

Note 15, Segment Information, page F-35

8. We note your general disclosure indicating that you "redefined" your reporting units in 2004. Explain why you believe that this brief disclosure adequately explains to readers the nature of the changes in your business. In this regard, given the nature of segment reporting, a change in your reported segments would appear to reflect, or result from, a significant change in the way your chief operating decision maker allocates resources or assesses performance.
In addition to a succinct discussion here, we would expect such a change to be discussed in adequate detail elsewhere in your filing, including in the business section and management`s discussion and analysis.

9. In your segment table on page F-36 you appear to present items or subtotals that may not be either segment measures or reconciling items required by paragraph 32 of SFAS 131. In this regard, we note that your chief operating decision maker reviews contribution margin.
However, your presentation also includes EBITDA and adjusted
EBITDA.
To the extent you have included items or subtotals not required under
SFAS 131 and not calculated in accordance with GAAP, each would appear to represent a separate non-GAAP measure that must fully comply with Item 10(e) of Regulation S-K and be accompanied by all of the requisite disclosures. Please tell us how your current disclosure complies with SFAS 131 and / or Item 10(e) of Regulation
S-K.  For further guidance, see SFAS 131, par. 30.

10. Please provide us supplementally with examples of the reports that the chief operating decision maker reviewed prior to, and subsequent to, your change in reporting units.

Form 10-Q Filed August 9, 2005

Notes to Condensed Consolidated Financial Statements, page 5

Note 6, NASCAR and Sun Amendments, page 8

11. We note that you amended your agreement with Sun Microsystems to reduce your obligation and extend the term of your development and distribution rights under the agreement. We separately note that you previously recorded a charge of $3.5 million in connection with this agreement. Explain to us how the timing of this initial charge was determined. Tell us whether the initial or amended agreement provides for any royalties or other contingent payments during the remaining term of the agreement. Additionally describe the benefits that you have previously received, are currently receiving, or expect to receive in the future as a result of the arrangement.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Chauncey Martin, Staff Accountant, at (202)
551-3441 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
Shum Mukherjee
OpenTV Corp.
January 6, 2006
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